SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

02 OCT -9 AM 9:47

82-862

02055312

SUPPL

October 1, 2002 L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

REFERENCE: ~~82-8362~~
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated October 1, 2002 and entitled, "Synex International Announces Closing of the Sale of its Software Division" (one copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362.**

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Enclosure(s)

dw 10/10

L1004.14.SECfiling

82- 8362

SYNEX INTERNATIONAL INC.

NEWS RELEASE

TSE : SXI October 1, 2002

SYNEX INTERNATIONAL ANNOUNCES
CLOSING OF THE SALE OF ITS SOFTWARE DIVISION

Synex International Inc. announces that the sale of its Software Division, Synex Systems Corporation, to Lasata Software Pty Ltd was closed on September 30, 2002 for the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding working capital.

Lasata is a privately owned company based in Perth, Australia, which develops and markets financial reporting software for global markets that is complementary to the F9 and F9 Professional financial reporting software developed by Synex Systems over the years.

Synex International Inc is a public company, trading on the Toronto Stock Exchange, with two divisions covering the development and operation of electrical generation facilities and an engineering group providing services for the control and use of water, particularly hydroelectric facilities.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/